January 20, 2011

John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-4631

Re:	Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended September 30, 2010
File No. 1-34223

Dear Mr. Hartz:

On behalf of Clean Harbors, Inc. (the “Company”), this letter responds to the supplemental comment letter dated January 6, 2011 (the “Supplemental Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”), and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (the “Q3 2010 Form 10-Q”).

The Company responds as described below to each of the comments in the Supplemental Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1.                                       Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

RESPONSE:  As part of each response to a comment below which includes additional disclosures or revisions to be included in future filings, the proposed text of such additional or revised disclosures is included in those responses. Please see the marked changes within those disclosures. Unless otherwise required by the applicable forms, the Company proposes that the additional or revised disclosure will be made in both Form 10-K and Form 10-Q filings.

Audited Financial Statements

Note 2 - Significant Accounting Policies, page 65

2.                                       We note your response to comment two from our letter dated December 7, 2010. It appears from your filing and information provided on the Company’s website that you generate revenues under a variety of short term and long term arrangements with customers. Please expand your revenue recognition policy disclosures to address the following for each of your segments:

•                                          More fully describe the types of sales arrangements you enter into for each segment, including the nature of the products and services you provide. Please also describe if your products and services are delivered under short term or long term arrangements with customers;

RESPONSE: The Company will more fully describe the types of sales arrangements we enter into for each segment. Most of the Company’s services are completed within four weeks, and almost all services are completed within two months. These services can include routine cleaning and waste disposal services, hydro excavation, steamer services, and high pressure services, among others. On occasion, the Company does perform remediation and other large scale projects that extend beyond two months. However, all projects are completed within one year. Please see the Company’s revised revenue recognition policy at the end of this section.

•                                          For segments that deliver construction-type services over an extended period of time, please tell us how you considered if it was appropriate to use the percentage of completion method described in ASC 605;

RESPONSE: The Company believes that it does not have services within the different segments that deliver construction-type services over an extended period of time, and is not required to use the percentage of completion method. First, as noted above, all of the Company’s services and projects are completed within a short period of time. Almost all projects are completed within four weeks and projects rarely last more than two months.

Additionally, after review of its service offerings in all segments and the guidance in ASC 605-35, the Company reconfirmed that all of its revenue is not related to services essential to the construction or production of tangible property and therefore is out of the scope of ASC 605-35. The Company’s revenue is generated by providing waste disposal services, remediation services, recycling services, services to maintain existing facilities or equipment (but not services essential to construct or produce tangible property), exploration services and lodging services.  Please note that the Company does not derive any revenue from the construction of lodging facilities as it remains the owner of any lodging facilities it constructs.

This view is consistent with remarks made by the SEC in a December 2003 speech by D. Douglas Alkema, Professional Accounting Fellow, U.S. Securities and Exchange Commission, at the 2003 Thirty-First AICPA National Conference in which he stated:

“At last year’s conference we discussed the application of SOP 81-1 to service contracts and the SEC staff’s position that Footnote 1 of that Statement specifically scopes out most service transactions.”

•                                          For segments that deliver products and/or services that contain multiple deliverables, please disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Please refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50; and

RESPONSE:  The Company does not have agreements with multiple deliverables other than services involving the disposal of waste (described in the next paragraph). Although the Company provides a range of services, substantially all of these various services are performed under separate agreements that are distinct from one another. Each agreement is a distinct and separate arrangement that is rendered on a short-term basis, most often under a time and materials agreement or a purchase order. For example, for one refinery customer in the Industrial segment, a high pressure cleaning agreement will be separate and distinct from a chemical cleaning agreement. Each of those agreements would include charges for time, materials, labor, and equipment to complete that cleaning service. Most revenue is from projects that are governed by a long-term master services agreement which outlines the pricing and the legal frameworks for the short-term projects. The master service agreements do not specify the timing and extent of services to be performed. Revenue on all agreements is recognized as services are performed.

Within the Company’s Technical Services Segment there are certain multiple element agreements that relate to the disposal of waste for which the Company provides two deliverables — (i) the collection and transportation of waste, and (ii) the disposal of this waste. The Company determined there are two units of accounting following the criteria in ASC 605-25-25-5 relating to these multiple element agreements.  First, the collection and transportation of waste and waste disposal have value to the customer on a standalone basis and can be sold separately. Second, the Company has fair value associated with each of the services as the Company also provides these services separately. Third, due to the nature of these services, there is no right of return. Due to the rapid completion of services in Technical Services (within days to weeks, rather than months), and because bundling of these services is not done for all contracts, the impact of multiple deliverables during a reporting period is not material. Nonetheless, the Company has followed the multiple element criteria in ASC 605-20 by separately recognizing revenue from i) waste collection and transportation and ii) waste disposal services based on the relative fair value method.

To enhance the disclosure the Company will add additional language in the proposed revised revenue recognition policy at the end of this section. The Company is currently in the process of preparing its 2010 Annual Report on Form 10-K and is considering the impact of FASB Accounting Standards Update No. 2009-13 (ASC 605-25-65) on its financial statements. The Company will ensure that it addresses the disclosure guidance of ASU No. 2009-13 as necessary in its 2010 Form 10-K.

•                                          For example, we note that your Industrial Services segment provides lodging services. It appears that in some cases, you may provide maintenance, catering and housekeeping services for lodging units you have already constructed. In other cases, it appears that you design and construct lodging units to customer specifications and then also provide maintenance, catering and housekeeping services. It appears there may be multiple deliverables associated with your lodging services and it is unclear from your accounting policy footnote when you consider revenue to be recognized for each deliverable. This is not the only example of where we believe your revenue recognition policy footnote could be enhanced; we encourage you to evaluate your footnote to ensure that it sufficiently addresses your policies for all material products and services that you provide.

RESPONSE:  With respect to lodging services, the Company does construct lodging units, and may take into consideration customer needs. Customer needs or specifications refer to general considerations, such as the number of smoking versus non smoking rooms or the number of executive suites versus standard rooms. These lodges remain under the Company’s ownership; they are not sold to the customer and the Company does not earn nor recognize any revenue for the construction of lodges. By way of background, these lodging facilities or camps are typically in remote areas of Western Canada near oil and gas sites of our customers. The Company offers room rentals at these lodging camps for our customers’ employees. These units are modular and can be demobilized and shipped to another location. The revenue on lodging facilities is earned based solely on the customer’s employees occupying the rooms at the lodging facilities. The Company does provide catering and housekeeping services for its lodging units. However, these services are provided on a daily basis as part of the rental price of a room. The Company believes that these services represent one unit of accounting in accordance with ASC 605-25. The Company therefore recognizes revenue in the period the rooms are used.

In order to fully address the above concerns, the “Revenue Recognition” subsection under “Significant Accounting Policies” of the 2009 Form 10-K will be revised in future Annual Reports on Form 10-K, and Quarterly Reports on Form 10-Q (see marked changes) to read as follows:

Revenue Recognition

The Company provides environmental, energy and industrial services through four segments: Technical Services, Field Services, Industrial Services and Exploration Services. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured. Revenue is recognized net of estimated allowances. Revenue is generated by short-term projects, most of which are governed by master service agreements that are long-term in nature. The master service agreements are typically entered into with the Company’s larger customers and outline the pricing and legal frameworks for such arrangements.

Due to the nature of the business and the complex invoices that result from the services provided, customers may withhold payments and attempt to renegotiate amounts invoiced. Accordingly, management establishes a revenue allowance to cover the estimated amounts of revenue that may need to be credited to customers’ accounts in future periods. The Company records a provision for revenue allowances based on specific review of particular customers, historical trends and other relevant information.

~~The Company provides a wide range of environmental, energy and industrial services through four segments: Technical Services, Field Services, Industrial Services and Exploration Services. Within Clean Harbors Environmental Services, the Company offers~~ Technical Services ~~and Field Services. Technical Services provide a broad range of~~ revenue is generated from fees charged for hazardous material management and disposal services including ~~the~~onsite environmental management services, collection and transportation, packaging, recycling, treatment and disposal of hazardous and non-hazardous waste. ~~Field Services provide a wide variety of environmental cleanup services on customer sites or other locations on a scheduled or emergency response basis.~~

~~Within Clean Harbors Energy and Industrial Services, the Company offers Industrial Services and Exploration Services. Industrial Services provide industrial and specialty services, such as high-pressure and chemical cleaning, catalyst handling, decoking, material processing and industrial lodging services to refineries, chemical plants, pulp and paper mills, and other industrial facilities. Exploration Services provide exploration and directional boring services to the energy sector serving oil and gas exploration, production, and power generation.~~ Services are provided based on purchase orders or agreements with the customer and include prices based upon units of volume of waste, and transportation and other fees. Collection and transportation, and packaging revenues are recognized when the transported waste is received at the disposal facility. Revenues for ~~all services with the exception of services for the~~ treatment and disposal of hazardous waste are ~~recorded as services are rendered. Revenues for disposing of hazardous waste are~~ recognized upon completion of wastewater treatment, final disposition in a landfill ~~disposal~~ or incineration of the waste, all at ~~a~~ Company-owned ~~site~~sites, or when the waste is shipped to a third party for processing and disposal. Revenue for all other Technical Services is also recognized when services are rendered. The Company, at the request of a customer, periodically enters into bundled arrangements for the collection and transportation and disposal of waste. The Company accounts for such arrangements as multiple-element arrangements with separate units of accounting. The Company measures and allocates the consideration from the arrangement to the separate units, based on evidence of fair value for each deliverable. Revenues from waste that is not yet completely processed and disposed and the related costs are deferred until these services are completed.

Field Services provides cleanup services on customer sites or other locations on a scheduled or emergency response basis, as well as oil and oil products recycling and PCB disposal. The Company’s services are provided based on purchase orders or agreements with the customer and include prices based upon daily, hourly or job rates for equipment, materials and personnel. Revenues are recorded as services are performed. Revenue is recognized on contracts with retainage when services have been rendered and collectability is reasonably assured.

Industrial Services provides industrial and specialty services such as plant outage and turnaround services, high-pressure and chemical cleaning, catalyst handling, decoking, material processing and industrial lodging services to refineries, chemical plants, pulp and paper mills, and other industrial facilities. The Company’s services are provided based on purchase orders or agreements with the customer and include prices based upon daily, hourly or job rates for equipment, materials and personnel. Revenues are recognized as services are performed. Revenue for lodging services is recognized in the period the room is used by the customer based on the related lodging agreements.

Exploration Services provides exploration and directional boring services (such as geospatial data imaging, line clearing, heli-portable and track drilling, seismic surveying, and land development), to the energy sector serving oil and gas exploration, production, and power generation. Services are provided based on purchase orders or agreements with the customer and include prices based upon daily, hourly or job rates for equipment, materials and personnel.  Revenues for such services are recognized as services are performed.

3.                                       We note your response to comment four from our letter dated December 7, 2010. Please provide us more specific examples of situations in which you capitalized legal costs related to your permits. For example, it’s unclear to us if the capitalized legal costs pertain to requesting the facility to accept a new type of waste that the facility had not previously accepted from you (i.e.: you are requesting an increase to the scope of your permit) or if the costs pertain to requesting the facility to continue accepting a type of waste from you that they previously had accepted under a validly issued permit and now have indicated that they will no longer accept.

RESPONSE: In general, due to the Company’s business of hazardous waste management, the Company is required to obtain permits to operate the Company’s landfills, incinerators and TSDFs (treatment, storage, and disposal facilities).  The Company’s policy has been to capitalize costs related to obtaining such permits including legal, site surveys, and other expenses which is disclosed in footnote 2, Significant Accounting Policies, Goodwill and Intangible Assets.

The Company’s situation is closer to the first scenario outlined above in the Staff’s comment No.3, in that capitalized legal costs pertain to acquiring a new permit allowing the acceptance of a new type of waste at a facility. However, this permit is for one of the Company’s facilities rather than the facility of a third party. The capitalized legal costs referred to in our previous response were incurred in the defense of a newly granted permit by the State of Colorado to accept a new type of waste stream at one of the Company’s facilities. As described in Note 18, “Commitments and Contingencies — Legal and Administrative Proceedings — Deer Trail, Colorado Facility,”  the Company and the State of Colorado have been sued by a third party challenging the validity of the permit. To provide clarity regarding the permit and the type of waste, the Company proposes to enhance the disclosure in footnote 2, “Significant Accounting Policies —Goodwill and Intangible Assets,” as follows:

Goodwill and Intangible Assets

Goodwill, permits and other intangible assets are stated at cost. Goodwill is not amortized. Permits relating to landfills are amortized on a units-of-consumption basis. All other permits are amortized over periods ranging from 5 to 30 years on a straight-line basis. Permits consist of the value of permits acquired in a business combination and direct costs related to obtaining such permits such as legal fees, site surveys, engineering costs and other expenses.  In addition, the Company ~~capitalizes~~has capitalized legal costs incurred in connection with the defense of the ~~Company’s~~Company’s right to accept ~~certain~~a new type of waste at one of its facilities under a validly issued permit.

Please contact the undersigned should you have any questions or requests for additional information with respect to this response letter.  Thank you for your assistance.

Sincerely,

/s/ James M. Rutledge
James M. Rutledge
Executive Vice President and Chief
Financial Officer
(781) 792-5125

cc:	Lisa Etheredge, Staff Accountant
Alan S. McKim, Chief Executive Officer